Exhibit 99.1

Industrias Bachoco Announces Fourth Quarter and Full Year 2016 Result

CELAYA, Mexico, Jan. 26, 2017 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter ("4Q16") and 2016 year ("2016") results ending December 31, 2016. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2016 vs. 2015

  Net sales increased 21.9% in 4Q16 and 12.5% in year 2016.
  EBITDA margin was 9.0% for 4Q16 and 11.1% for the whole year.
  Earnings per basic and diluted share totaled $1.63 in 4Q16 and $6.60 for the year

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "For the quarter, we observed a poultry industry growing at normalized rates in both Mexico and the U.S. markets. We observed a good balance between supply and demand, resulting in a price recovery when compared to the same quarter of 2015.

On the other hand, high volatility regarding the exchange rate of the Mexican peso during the quarter affected our raw materials cost and consequently our total cost of sales in peso terms.

Even so, our sales and volume of our main product lines, continued growing in both markets, which led us to an increase of 21.9% in total sales for 4Q16 when compare to 4Q15

For 4Q16, we reached an EBITDA of $1,275.2 or 9.0% margin and earnings per basic and diluted shares were $1.63.

Overall, we consider 2016 a good year for the Company, with an increase of 12.5% in total sales, when compared with 2015, and an EBITDA margin of 11.1%.

We continued investing in the growth of our Company, as our CAPEX reached $2,398.8 million for the year.

In addition, the Company remained in a healthy financial condition with a net cash of $11,603.6 million, which will allow us to continue supporting our growing plans."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2015.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Net sales	14,206.6	11,650.2	2,556.4	21.9
Net sales in Mexico	10,266.9	8,805.4	1,461.6	16.6
Net sales in the U.S.	3,939.6	2,844.9	1,094.8	38.5

NET SALES BY SEGMENT
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Net sales	14,206.6	11,650.2	2,556.4	21.9
Poultry	12,734.2	10,395.4	2,338.8	22.5
Other	1,472.4	1,254.8	217.6	17.3

NET VOLUME SOLD BY SEGMENT
In tons			Change
	4Q16	4Q15	Volume	%
Total sales volume:	550,991	538,139	12,851	2.39
Poultry	442,246	429,808	12,438	2.89
Others	108,744	108,331	413	0.38

The Company's 4Q16 net sales totaled $14,206.6 million, $2,556.4 million or 21.9% more than $11,650.2 million reported in 4Q15. The increase is a result of more volume sold in our main product lines and price increases in peso terms, mainly in chicken and balance feed.

In 4Q16, sales of our U.S. operations remained strong and represented 27.7% of our total sales; this compares with 24.4% in 4Q15.

GROSS PROFIT
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Cost of sales	11,885.9	10,015.5	1,870.4	18.7
Gross profit	2,320.7	1,634.7	686.0	42.0
Gross margin	16.3%	14.0%	-	-

In 4Q16 the cost of sales totaled $11,885.9 million, $1,870.4 million or 18.7% higher than $10,015.5 million reported in 4Q15. The increase in cost of sales is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso.

The gross profit was $2,320.7 million with a gross margin of 16.3% in 4Q16. This is higher than the gross profit of $1,634.7 million and gross margin of 14.0% reported in 4Q15.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	4Q16	4Q15	Change
	$	$	$	%
Total SG&A	1,288.1	1,160.9	127.1	11.0

Total SG&A expenses in 4Q16 were $1,288.1 million, $127.1 million or 11.0% more than the $1,160.9 million reported 4Q15. Total SG&A expenses as a percentage of net sales represented 9.1% in 4Q16 compared to 10.0% in 4Q15.

other income (expense), net
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Other income (expense), net	20.1	18.3	1.7	9.4

This item mainly includes the sale of unused assets, as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 4Q16, we recorded other income of $20.1 million, compared with other income of $18.3 million reported in 4Q15.

OPERATING INCOME
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Operating income	1,052.7	492.1	560.6	113.9
Operating margin	7.4%	4.2%	-	-

Operating income in 4Q16 totaled $1,052.7 million and a 7.4% operating margin; an increase when compared to operating income of $492.1 million and a 4.2% operating margin reported in 4Q15.

The higher operating income was mainly attributed to higher gross profit than in 4Q15.

NET FINANCIAL INCOME
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Net Financial Income	313.5	41.1	272.4	663.0
Financial Income	362.1	157.0	205.1	130.6
Financial Expense	48.6	115.9	(67.3)	(58.1)

In 4Q16, the Company reported net financial income of $313.5 million, compared to income of $41.1 million reported in the same period of 2015. This is mainly due to higher financial income, as we have higher levels of cash, and due to foreign exchange net gain.

TAXES FOR THE PERIOD
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Total Taxes	389.9	160.2	229.7	143.4
Income tax	375.8	298.9	76.9	25.7
Deferred income tax	14.0	(138.7)	152.7	(110.1)

Total taxes for the 4Q16 were $389.9 million, compared with total taxes of $160.2 million in the same period of 2015.

NET INCOME
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Net income	976.4	373.0	603.4	161.8
Net margin	6.9%	3.2%	-	-
Basic and diluted income per share[1]	1.63	0.63	-	-
Basic and diluted income per ADR[2]	19.53	7.45	-	-
Weighted average Shares outstanding[3]	600,000	599,997	-	-
[1] In pesos
[2] in pesos, an ADR equal to twelve shares
[3] In thousands of shares

The net income for 4Q16 was $976.4 million, representing a basic and diluted income of $1.63 pesos per share, compared with a lower net income of $373.0 million, which represented $0.63 pesos of basic and diluted income per share in 4Q15. This income represents a net margin of 6.9% and 3.2% for 4Q16 and 4Q15, respectively.

EBITDA RESULT
In millions of pesos	4Q16	4Q15	Change
	$	$	$	%
Net controlling interest income	976.6	372.2	604.4	162.4
Income tax expense (benefit)	389.9	160.2	229.7	143.4
Result in associates	(0.2)	0.8	(1.0)	(126.6)
Net finance (income) expense	(313.5)	(41.1)	(272.4)	663.0
Depreciation and amortization	222.5	217.7	4.8	2.2
EBITDA	1,275.2	709.8	565.4	79.7
EBITDA Margin (%)	9.0%	6.1%	-	-
Net sales	14,206.6	11,650.2	2,556.4	21.9

EBITDA in 4Q16 reached $976.6 million, representing an EBITDA margin of 9.0%, compared to an EBITDA of $372.2 million in 4Q15, with an EBITDA margin of 6.1%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2016	2015	Change
	$	$	$	%
Net Sales	52,020.3	46,229.0	5,791.3	12.5
Net sales in Mexico	38,640.1	35,125.8	3,514.3	10.0
Net sales in the U.S.	13,380.3	11,103.3	2,277.0	20.5

NET SALES BY SEGMENT
In millions of pesos	2016	2015	Change
	$	$	$	%
Net Sales	52,020.3	46,229.0	5,791.3	12.5
Poultry	46,794.5	41,789.5	5,005.1	12.0
Other	5,225.8	4,439.6	786.2	17.7

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2016	2015	Volume	%
Total sales volume:	2,122,834	2,034,339	88,495	4.35
Poultry	1,668,633	1,613,435	55,197	3.42
Others	454,202	420,904	33,298	7.91

In 2016, net sales totaled $52,020.3 million, $5,791.3 million or 12.5% more than $46,229.0 million reported in the same period of 2015. The increase in sales is attributed mainly to higher volumes sold and price increases mainly in chicken, swine and balanced feed.

In 2016, sales of our U.S. operations represented 25.7% of our total sales, compared with 24.0% in 2015.

ACCUMULATED OPERATING RESULTS
In millions of pesos	2016	2015	Change
	$	$	$	%
Cost of Sales	42,635.1	36,847.5	5,787.6	15.7
Gross Profit	9,385.2	9,381.5	3.7	0.0
Total SG&A	4,814.0	4,323.4	490.6	11.3
Other Income (expense)	261.9	(4.6)	266.5	(5,743.2)
Operating Income	4,833.1	5,053.5	(220.4)	(4.4)
Net Financial Income	783.5	446.6	336.9	75.5
Income Tax	1,653.6	1,680.6	(26.9)	(1.6)
Net Income	3,963.0	3,819.5	143.5	3.8

In 2016, the cost of sales totaled $42,635.1 million, $5,787.6 million or 15.7% higher than $36,847.5 million reported in 2015. This increase is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms due to the depreciation of the Mexican peso vs the US dollar.

As a result, we reached a gross profit of $9,385.2 million and a gross margin of 18.0% in 2016, compared to $9,381.5 million of gross profit and a margin of 20.3% reached in year 2015.

Total SG&A expenses in 2016 were $4,814.0 million, $490.6 million or 11.3% more than the $4,323.4 million reported in 2015. This increase is mainly attributed to higher volumes sold. Total SG&A expenses as a percentage of sales represented 9.3% in 2016 compared to 9.4% in 2015.

In 2016, we had other income of $261.9 million, compared with other expenses of $4.6 million reported in 2015.

The operating income in 2016 was $4,833.1 million, which represents an operating margin of 9.3%, a 4.4% decrease when compared with the operating income of $5,053.5 million and operating margin of 10.9% in 2015.

The net financial income in 2016 was $783.5 million, an increase when compared to the net financial income of $446.6 million in 2015.

Total taxes were $1,653.6 million as of December 31, 2016. These taxes include $1,370.1 million of income tax and $283.5 million of deferred income taxes. This figure compares to total taxes of $1,680.6 million, which includes income taxes of $1,488.5 and $192.1 million of deferred income taxes in 2015.

All of the above resulted in a net income of $3,963.0 million or 7.6% of net margin for 2016, which represents $6.60 pesos of earnings per share. In 2015, the net income totaled $3,819.5 million, 8.3% of net margin and $6.36 pesos of net income per share.

EBITDA RESULT
In millions of pesos	2016	2015	Change
	$	$	$	%
Net controlling interest profit	3,958.0	3,812.8	145.2	3.8
Income tax expense (benefit)	1,653.6	1,680.6	(26.9)	(1.6)
Result in associates	5.0	6.7	(1.7)	(25.6)
Net finance (income) expense	(783.5)	(446.6)	(336.9)	75.5
Depreciation and amortization	925.7	820.3	105.4	12.8
EBITDA	5,758.9	5,873.9	(115.0)	(2.0)
EBITDA Margin (%)	11.1%	12.7%	-	-
Net sales	52,020.3	46,229.0	5,791.3	12.5

EBITDA in 2016 reached $5,758.9 million, representing an EBITDA margin of 11.1%, compared to an EBITDA of $5,873.9 million in 2015, with an EBITDA margin of 12.7%.

BALANCE SHEET DATA
In millions of pesos	Dec. 31, 2016	Dec. 31, 2015	Change
	$	$	$	%
TOTAL ASSETS	45,101.5	40,446.6	4,654.9	11.5
Cash and cash equivalents	15,651.5	15,288.9	362.6	2.4
Accounts receivable	3,653.2	2,728.0	925.3	33.9
TOTAL LIABILITIES	13,383.9	12,667.2	716.7	5.7
Accounts payable	3,836.4	3,966.0	(129.7)	(3.3)
Short-term debt	3,097.5	1,622.9	1,474.7	90.9
Long-term debt	950.4	2,504.2	(1,553.7)	(62.0)
TOTAL STOCKHOLDERS' EQUITY	31,717.6	27,779.4	3,938.2	14.2
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of December 31, 2016 totaled $15,651.5, an increase of $362.6 million than the level we had on December 31, 2015.

Total debt as of December 31, 2016 was $4,047.9 million, compared to $4,127.0 million reported as of December 31, 2015.

Net cash as of December 31, 2016 was $11,603.6 million, compared with a net cash of $11,161.9 million as of December 31, 2015.

CAPITAL EXPENDITURES
In millions of pesos	2016	2015	Change
	$	$	$	%
Capital Expenditures	2,398.8	1,824.5	574.3	31.5

Total CAPEX for 2016 was $2,398.8 million and $1,824.5 million in 2015; mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of December 31, 2016
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$50,850

SHARE PRICE in 2016
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	85.65	78.99	84.75	49.69	45.76	49.02
November	82.70	77.88	80.60	52.56	45.92	46.90
October	84.26	81.26	83.70	53.23	50.77	52.90
September	84.24	76.92	81.04	54.14	47.29	50.16
August	84.65	80.21	83.29	55.65	51.59	53.25
July	82.86	77.65	81.33	53.82	50.36	52.02
June	76.20	73.61	75.28	50.05	46.04	48.98
May	77.31	70.42	75.85	51.46	46.60	49.55
April	76.78	71.63	72.30	52.68	49.70	50.32
March	77.40	73.05	73.91	53.52	49.11	51.28
February	74.00	65.45	72.98	49.11	43.15	48.28
January	70.40	62.51	65.45	48.67	41.71	43.32
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $20.64 per USD $1.00, which corresponds to the rate at the close of December 31, 2016, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31,	December 31,
In million pesos	2016	2016	2015*

TOTAL ASSETS	$ 2,185.2	45,101.5	40,446.6

Total current assets	1,305.5	26,945.8	24,722.0
Cash and cash equivalents	758.3	15,651.5	15,288.9
Total accounts receivable	177.0	3,653.2	2,728.0
Inventories	287.4	5,931.9	5,056.1
Other current assets	82.8	1,709.2	1,649.1

Total non current assets	879.6	18,155.7	15,724.6
Net property, plant and equipment	727.8	15,020.8	13,188.1
Other non current Assets	151.9	3,134.9	2,536.5

TOTAL LIABILITIES	$ 648.4	13,383.9	12,667.2

Total current liabilities	403.0	8,318.3	6,633.8
Notes payable to banks	150.1	3,097.5	1,622.9
Accounts payable	185.9	3,836.4	3,966.0
Other taxes payable and other accruals	67.1	1,384.4	1,044.9

Total long-term liabilities	245.4	5,065.6	6,033.4
Long-term debt	46.0	950.4	2,504.2
Other non current liabilities	9.3	192.7	160.2
Deferred income taxes	190.0	3,922.5	3,369.0

TOTAL STOCKHOLDERS' EQUITY	$ 1,536.7	31,717.6	27,779.4

Capital stock	56.9	1,174.4	1,174.4
Commission in shares issued	20.1	414.4	414.0
Repurchased shares	-	-	-
Retained earnings	1,390.7	28,704.9	25,527.2
Others accounts	66.3	1,368.5	613.2
Non controlling interest	2.7	55.4	50.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,185.2	45,101.5	40,446.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015*
Net sales	$ 688.3	14,206.6	11,650.2
Cost of sales	575.9	11,885.9	10,015.5
Gross profit	112.4	2,320.7	1,634.7
SG&A	62.4	1,288.1	1,160.9
Other income (expenses), net	1.0	20.1	18.3
Operating income	51.0	1,052.7	492.1
Net finance income	15.2	313.5	41.1
Income tax	18.9	389.9	160.2
Net Income	$ 47.3	976.4	373.0

Non-controlling interest	- 0.01	-0.2	0.8
Net controlling interest profit	47.3	976.6	372.2
Basic and diluted earnings per share	0.08	1.63	0.63
Basic and diluted earnings per ADR	0.95	19.53	7.45
Weighted average Shares outstanding[1]	600,000	600,000	599,997

EBITDA Result	$ 61.8	1,275.2	709.8

Gross margin	16.3%	16.3%	14.0%
Operating margin	7.4%	7.4%	4.2%
Net margin	6.9%	6.9%	3.2%
EBITDA margin	9.0%	9.0%	6.1%
1In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015*
Net sales	$ 2,520.4	52,020.3	46,229.0
Cost of sales	2,065.7	42,635.1	36,847.5
Gross profit	454.7	9,385.2	9,381.5
Selling, general and administrative expenses	233.2	4,814.0	4,323.4
Other income (expenses), net	12.7	261.9	(4.6)
Operating income	234.2	4,833.1	5,053.5
Net finance income	38.0	783.5	446.6
Income tax	80.1	1,653.6	1,680.6
Net income	$ 310.1	3,963.0	3,819.5

Non-controlling interest	0.2	5.0	6.7
Net controlling interest profit	192.2	3,958.0	3,812.8
Basic and diluted earnings per share	0.32	6.60	6.36
Basic and diluted earnings per ADR	3.84	79.2	76.30
Weighted average Shares outstanding[1]	599,973	599,973	599,631

EBITDA Result	$ 279.0	5,758.9	5,873.9

Gross margin	18.0%	18.0%	20.3%
Operating margin	9.3%	9.3%	10.9%
Net margin	7.6%	7.6%	8.3%
EBITDA margin	11.1%	11.1%	12.7%

1In thousands
*Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	December 31,
	2016	2016	2015

NET MAJORITY INCOME BEFORE INCOME TAX	$ 272.1	5,616.6	5,500.1

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	13.2	272.3	516.9
Depreciation and others	44.9	925.7	769.3
Income (loss) on sale of plant and equipment	(7.6)	(157.9)	90.3
Other Items	(24.0)	(495.5)	(342.6)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	285.3	5,889.0	6,017.0
CASH GENERATED OR USED IN THE OPERATION:	(145.7)	(3,007.6)	(1,554.0)
Decrease (increase) in accounts receivable	(73.5)	(1,517.5)	(64.7)
Decrease (increase) in inventories	(27.3)	(562.9)	(448.4)
Increase (decrease) in accounts payable	(2.7)	(56.6)	623.0
Increase (decrease) in other liabilities	(42.2)	(870.6)	(1,663.8)

NET CASH FLOW FROM OPERATING ACTIVITIES	139.6	2,881.4	4,463.0

NET CASH FLOW FROM INVESTING ACTIVITIES	(84.9)	(1,751.7)	(2,126.6)
Acquisition of property, plant and equipment	(129.7)	(2,677.5)	(1,909.8)
Proceeds from sales of property plant and equipment	13.5	278.3	71.4
Other Items	31.4	647.5	(288.2)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	54.7	1,129.7	2,336.4

Net cash provided by financing activities:	(37.2)	(767.1)	990.8
Proceeds from loans	101.8	2,100.5	3,903.2
Principal payments on loans	(118.9)	(2,453.6)	(2,231.6)
Dividends paid	(37.8)	(780.0)	(899.2)
Other items	17.7	366.0	218.4
Net increase (decrease) in cash and equivalents	17.6	362.6	3,327.2

Cash and investments at the beginning of year	$ 740.7	15,288.9	11,961.6
CASH AND INVESTMENTS AT END OF PERIOD	$ 758.3	15,651.5	15,288.9

DERIVATIVES POSITION REPORT

Fourth Quarter 2016
Thousands of Mexican Pesos, as of december 31, 2016										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2016		3Q-2016		4Q-2016	3Q-2016
Forward Vanilla	Hedge	$ 382,955	$ 20.64		$ 19.38		$ 3,464	$ 6,424	in 2017	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 6,535	CORN		CORN		-$ 19	$ 599	in 2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					Dec-16	$ 3.37
					Jul-17	$ 3.60
					Sep-17	$ 3.67
					Dec-17	$ 3.77

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Dic-2016	$ 299.6
			March-17	$ 316.6

Options of Corn	Hedge	$ 24,061	CORN		CORN		-$ 47	$ -	2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			March-17	$ 3.5150
			May-17	$ 3.550
					Dec-16	$ 3.368
Options of soybean meal	Hedge	$ 28,972	SOYBEAN MEAL		SOYBEAN MEAL		$ 216	-$ 242	in 2017
			In USD per ton		In USD per ton
			month	price	month	price
			Mar-17	$ 316.6
			May-17	$ 319.4
					Dec-2016	$ 299.6

-The total financial instruments do not exceed 5% of total assets as of December 31, 2016.
-The notional value represents the net position as of December 31, 2016 at the exchange rate of Ps. 20.64 per one dolar.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2016
Thousands of Mexican Pesos, as of december 31, 2016								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	$ 3,464	$20.12	$ 21.16	$ 21.67	Direct	-$ 3,962	$ 10,526	$ 17,253
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 19	$ 3.339	$ 3.691	$ 3.867	The effect will materialize as the inventory is consumed	-$ 345	$ 308	$ 635
Futures of Soybean Meal: (2)		$ 300.8	$ 332.4	$ 348.3
Options for Corn	-$ 47	$ 3.339	$ 3.691	$ 3.867		-$ 1,250	$ 1,156	$ 2,359
Options of Soybean Meal	$ 216	$ 300.8	$ 332.4	$ 348.3		-$ 1,233	$ 1,664	$ 3,113

(1)The reference value is the exchange rate of Ps. $20.64 per USD as of December 31, 2016.
(2)The reference values are; the future of corn for March 2017 2016, $3.5150 USD/bushel and the future of soybeanmeal for March 2017, $316.6 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3)The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2016
Thousands of Mexican Pesos, as of december 31, 2016										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	$ 3,464	$10.32	$15.48	$25.80	$30.96	Direct	-$286,117	-$93,063	$61,380	$99,990

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2016 earnings call, on Friday, January 27th, 2017. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers: http://web.meetme.net/r.aspx?p=12&a=UUhaSjrsePwjHr

Confirmation Number: 44204501

Visit the following link to access the webcast: http://event.onlineseminarsolutions.com/wcc/r/1353113-1/D84C7B0AA34DC0B1FBB05A72993B26BA

COMPANY DESCRIPTION
Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER
The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
Maria Guadalupe Jaquez
maria.jaquez@bachoco.net

Kathy Chaurand
kathy.chaurand@bachoco.net
T. +52(461)618 3555